

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

March 4, 2009

<u>Via Fax & U.S. Mail</u>

Mark J. Rittenbaum
Chief Financial Officer
The Greenbrier Companies, Inc.
One Centerpointe Drive, Suite 200
Lake Oswego, OR 97035

   Re: The Greenbrier Companies, Inc.
     Form 10-K for the year ended August 31, 2008
     File No. 001-13146

Dear Mr. Rittenbaum:

   We have completed our review of your Form 10-K and related filings and have no further comments at this time.

          Sincerely,

          David R. Humphrey
          Branch Chief